May 9, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re	Riot Blockchain, Inc. Registration Statement on Form S-3 Filed January February 8, 2017 File No. 333-215967

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Riot Blockchain, Inc., formerly known as “Bioptix, Inc.,” (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-3 (File No. 333-215967), together with all exhibits thereto, filed with the Commission on February 8, 2017 (the “Registration Statement”).

The Company is requesting the immediate withdrawal of the Registration Statement because it has determined not to pursue the offering contemplated thereunder at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or the earliest practicable date hereafter.  It is the Company’s understanding that the withdrawal of the Registration Statement will be effective as of the date this request is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this request for withdrawal will not be granted.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Should you have any questions, please contact me at (303) 794 – 2000, or William Jackman, Esq. of Rogers Towers, P.A., at (904) 346 – 5595.

Riot Blockchain, Inc.

By:	/s/ Robby Chang
Robby Chang
Chief Financial Officer

cc: William Jackman, Rogers Towers, P.A.